

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2020

Xinhui Yang
Chief Executive Officer
Wah Fu Education Group Ltd
Room 505 Building No.40, No.1 Disheng North Street
Economic and Technological Development Zone
Beijing, China 100176

> **Re: Wah Fu Education Group Ltd**
> **Form 20-F for the Fiscal Year Ended March 31, 2019**
> **Filed August 15, 2019**
> **File No. 1-38619**

Dear Mr. Yang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Richard J. Anslow, Esq.